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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*

BTU INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
056032105
(CUSIP Number)
December 31, 1989
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	056032105	13G	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS: Paul J. van der Wansem

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Netherlands

	5	SOLE VOTING POWER:

NUMBER OF		1,248,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		376,250

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,248,000

WITH:	8	SHARED DISPOSITIVE POWER:

		376,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,624,250

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	17.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a).	Name of Issuer
     The name of the issuer to which this filing on Schedule 13G relates is BTU International, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices
     The principal executive office of the Company is located at 23 Esquire Road, North Billerica, Massachusetts 01862.

Item 2(a).	Name of Person Filing
     This Schedule 13G is being filed on behalf of Mr. Paul J. van der Wansem.

Item 2(b).	Address of Principal Business Office or, if none, Residence
     The principal business address of Mr. van der Wansem is 23 Esquire Road, North Billerica, Massachusetts 01862.

Item 2(c).	Citizenship
     Mr. van der Wansem is a citizen of the Netherlands.

Item 2(d).	Title of Class of Securities
     The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, $.01 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number
     The CUSIP number of the Company’s Common Stock is 056032105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

Page 3 of 6 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4(a).	Amount beneficially owned
     Mr. van der Wansem owns 1,624,250 shares of the Company’s Common Stock. Of these shares: (i) 51,000 shares of Common Stock are held by a trust for the benefit of certain members of Mr. van der Wansem’s family. Mr. van der Wansem is a trustee and may be deemed to share voting and investment power. He disclaims beneficial ownership in the shares held in this trust.; (ii) 225,000 shares are held in a limited partnership, in which Mr. van der Wansem is a general partner and a limited partner who may be deemed to share voting and investment power. Mr. van der Wansem disclaims beneficial ownership in the shares held in this partnership.; (iii) 45,000 shares are held by Mrs. van der Wansem, and Mr. van der Wansem may be deemed to share voting and investment power with respect to these shares, but he disclaims beneficial ownership; (iv) 55,250 shares are held by a charitable foundation, of which Mr. van der Wansem is a trustee who may be deemed to share voting and investment power. Mr. van der Wansem disclaims beneficial ownership in the shares held by the charitable foundation; and (v) 68,000 shares are represented by options exercisable within 60 days of April 21, 2006.

Item 4(b).	Percent of Class
     Mr. van der Wansem owns 17.7 % of the Company’s Common Stock.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	1,248,000
(ii)	shared power to vote or to direct the vote:	376,250
(iii)	sole power to dispose or to direct the disposition of:	1,248,000
(iv)	shared power to dispose or to direct the disposition of:	376,250

Item 5.	Ownership of Five Percent or Less of a Class
     Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Page 4 of 6 Pages

     Not Applicable.

Item 8.	Identification and Classification of Members of the Group
     Not Applicable.

Item 9.	Notice of Dissolution of Group
     Not Applicable.

Page 5 of 6 Pages

Item 10.	Certification
     By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Dated: April 24, 2006

By:	/s/ PAUL J. VAN DER WANSEM
	Name:	Paul J. van der Wansem

Page 6 of 6 Pages